August 16, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	36Kr Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2021 Form 20-F for Fiscal Year Ended December 31, 2020 Response dated June 27, 2021 File No. 001-39117

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Dietrich King:

This letter sets forth the responses of 36Kr Holdings Inc. (“36Kr” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated August 9, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021
Item 3, Key Information, page 1
1. We note your revised disclosure in response to comment 4. We also note your disclosure that you “have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations.” In future filings, the disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 45 of the 2021 Annual Report in its future filings as follows:

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not been subject to any ~~material~~  fines or other ~~material~~ penalties due to non-compliance with cybersecurity or data privacy laws or regulations and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. In addition, (a) from time to time we have been communicating with the competent authorities, including the local branch of the CAC, and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements or apply for cybersecurity review as applicable; (b) we will continuously improve our data security protection technologies and internal control procedures and engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. Based on the foregoing analysis, we believe under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 36Kr Holdings Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Ran Li (Tel: +86-10-8567-5013) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng

Name: Dagang Feng

Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP